                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION


                                             :
               In the Matter of              :
                                             :
     AMERICAN ELECTRIC POWER COMPANY, INC.   :    CERTIFICATE
             Columbus, Ohio  43215           :         OF
                                             :    NOTIFICATION
                   (70-5943)                 :
                                             :
  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 :
                                             :

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated
April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980;
HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984;
HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated
August 13, 1996) during the period from October 1, 1996, through December 31, 1996, the Company issued a total of 256,073 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $10,313,340.08, for the accounts of participants in the Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 134,882 shares of the Company's Common Stock, at a total purchase price of $5,446,861.77. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.
                             AMERICAN ELECTRIC POWER COMPANY, INC.

                              By:    /s/ A. A. Pena
                                     A. A. Pena, Treasurer

Dated:  January 9, 1997

                           SCHEDULE I
                               to
             CERTIFICATE OF NOTIFICATION (#70-5943)
                               of
              AMERICAN ELECTRIC POWER COMPANY, INC.
          For the Period October 1 - December 31, 1996

TRANSACTIONS THIS PERIOD:

                    - Original Issue Shares -

                     Shares        Price               Total
  Period             Issued      Per Share        Purchase Price

10/01/96
to 12/31/96         256,073       $40.275         $10,313,340.08

                    - Open Market Purchases -

                    Shares      Average Price          Total
  Date             Purchased      Per Share       Purchase Price

10/01/96              2,036       $40.750          $   82,967.00
10/02/96              2,273        41.125              93,477.13
10/15/96             14,175        40.750             577,631.25
10/16/96              1,357        40.625              55,128.13
11/01/96              3,363        41.625             139,984.88
11/04/96              1,492        42.125              62,850.50
11/15/96              4,179        42.250             176,562.75
11/18/96                316        41.875              13,232.50
11/18/96                800        42.000              33,600.00
12/02/96              3,658        41.000             149,978.00
12/03/96              2,876        40.625             116,837.50
12/04/96                 49        40.625               1,990.63
12/11/96             92,370        40.126           3,706,438.62
12/16/96              4,487        39.750             178,358.25
12/17/96                272        39.750              10,812.00
12/17/96              1,179        39.875              47,012.63
   Total O/M Purch. 134,882                       $ 5,446,861.77

                 - Total Activity This Period -

                    Shares                             Total
                   Purchased                      Purchase Price

O/I Shares          256,073                       $10,313,340.08
O/M Purchases       134,882                         5,446,861.77
   Total Activity   390,955                       $15,760,201.85



SCHEDULE I to CERTIFICATE OF                               PAGE 2
NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period October 1 - December 31, 1996

CUMULATIVE SUMMARY OF TRANSACTIONS:

                    - Original Issue Shares -

                                   Shares              Total
                                   Issued         Purchase Price

Totals from last report          43,955,505      $843,053,811.53
Transactions this period            256,073        10,313,340.08
   Total Original Issue Shares   44,211,578      $853,367,151.50

                    - Open Market Purchases -

                                   Shares              Total
                                  Purchased       Purchase Price

Totals from last report          19,624,175      $591,588,026.04
Transactions this period            134,882         5,446,861.77
   Total Open Market Purchases   19,759,057      $597,034,887.81